United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Coca-Cola Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Coca-Cola Company

RE: The case to vote FOR Item 7 (“Shareowner Proposal Regarding DEI Goals in Executive Pay”) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 7 following the instructions provided on management's proxy mailing.

The following information should not be construed as investment advice.

Photo credits appear at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Item 7, “Shareowner Proposal Regarding DEI Goals in Executive Pay,” on the 2025 Proxy Ballot for The Coca-Cola Company (“Coca-Cola” or “Company”). The “Resolved” clause of the proposal states:

Shareholders request the Board of Directors’ Talent and Compensation Committee to revisit its incentive guidelines for executive pay, to identify and consider eliminating discriminatory DEI goals from compensation inducements.

Introduction

Following the death of George Floyd and the race riots of 2020, many companies expanded and raised the profile of their diversity, equity, and inclusion (DEI) policies. The growth of these practices reached a peak in early 2023 and have since dipped.1 Now an increasing number of corporations—including Meta, Amazon, McDonald’s, Boeing, Caterpillar, Ford, Harley-Davidson, and Walmart—have rethought their DEI policies.2 In keeping with this trend, one of President Donald Trump’s first actions after taking office was to sign an executive order ending DEI programs across the federal government.3

The Coca-Cola Company (“Coca-Cola” or the “Company”) was one corporation that boosted its DEI programs and investment. In keeping with the virtue-signaling race-consciousness of the period, in 2021 Coca-Cola Chairman/CEO James Quincey also opposed the Georgia Election Integrity Act.[4] Mr. Quincey’s statement that the law would make it harder for people to vote was a lie, as the Peach State experienced higher voter turnout in the 2022 midterms and early voting in 2024.[5]

Mr. Quincey’s divisive stance as the Company’s top executive, positioned in support of a distorted representation of the law, was irresponsible and generated unnecessary hostility against the company.[6]

1 Taylor Telford. "Corporate Diversity Job Cuts," Washington Post, February 18, 2024, See https://www.washingtonpost.com/business/2024/02/20/corporate-diversity-job-cuts/.

2 Kate Gibson and Emmet Lyons, "Meta Ends DEI Programs, Joining McDonald’s and Walmart,” CBS News, January 16, 2025, See https://www.cbsnews.com/news/meta-dei-programs-mcdonalds-walmart-ford-diversity/

3 White House Communications, "Ending Illegal Discrimination and Restoring Merit-Based Opportunity," The White House, January 21, 2025, See https://www.whitehouse.gov/presidential-actions/2025/01/ending-illegal-discrimination-and-restoring-merit-based-opportunity/

4 Jordan Valinsky, “Coca-Cola CEO wants Congress to act after Georgia’s voting law,” CNN Business, April 1, 2021, See https://www.cnn.com/2021/04/01/business/coca-cola-ceo-georgia-voting-law/index.html

5 “Coca-Cola CEO Quincey Should Apologize for Ga. Election Law Lies,” National Legal and Policy Center, Oct. 18, 2024. See https://nlpc.org/corporate-integrity-project/coca-cola-ceo-quincey-should-apologize-for-ga-election-law-lies/.

6 Carlie Porterfield. “Georgia Lawmakers Demand Removal of Coca-Cola Drinks In Latest Boycott Over Voting Law,” Forbes, April 4, 2021. See https://www.forbes.com/sites/carlieporterfield/2021/04/04/georgia-lawmakers-demand-removal-of-coca-cola-drinks-in-latest-boycott-over-voting-law/.

The Company has also allied itself in the past with the Marxist grifters at Black Lives Matter.[7] After BLM expressed support for Hamas following attacks against Israel in October 2023, Coca-Cola removed mention of its $500,000 donation to BLM from its website, while remaining silent about the Hamas attacks themselves.[8]

The Company also has a recent history of wading into numerous politically-charged issues, aside from the DEI controversy or racial issues. Coca-Cola earned a top score of 100 on the Human Rights Campaign’s Corporate Equality Index, which evaluates workplaces on LGBTQ+ issues,[9] including advocacy for companies to provide body-altering gender “transition” treatments and surgeries for employees’ dependent children.

The zeitgeist is moving away from DEI

Coca-Cola would be wise to reconsider its allegiance to the DEI agenda. Since the June 2023 U.S. Supreme Court ruling in Students for Fair Admissions v. Harvard College, the landscape of DEI programs has shifted dramatically.10 Across higher education, hundreds of institutions have dismantled DEI offices and initiatives under increasing external and legal pressures. This ripple extends beyond academia, with growing scrutiny directed at corporate DEI efforts.11

Weeks after the decision, on July 13, 2023, the Attorneys General of thirteen states issued warnings to Fortune 100 companies, signaling that the Supreme Court's ruling could impact DEI initiatives.12 These letters suggested that some DEI programs may conflict with the legal interpretation established under the SFFA decision. This development has led to increased scrutiny of discriminatory elements within such programs, leaving businesses grappling with uncertainty about their legality.

7 “Insiders Milk Black Lives Matter as Bankroll Dwindles,” National Legal and Policy Center, May 27, 2023. See https://nlpc.org/featured-news/insiders-milk-black-lives-matter-as-bankroll-dwindles/. See also https://nlpc.org/tag/black-lives-matter/.

8 Ariel Zilber, “Coca-Cola has quietly scrubbed references to Hamas-supporting BLM from its website,” New York Post, October 23, 2023, See https://nypost.com/2023/10/23/business/coca-cola-quietly-removed-references-to-hamas-supporting-blm-from-website/

9 Human Rights Campaign, “Corporate Equality Index 2023-2024,” See https://reports.hrc.org/corporate-equality-index-2023

10 Amy Howe, "Supreme Court Strikes Down Affirmative Action in College Admissions,” SCOTUSblog, June 29, 2023, See https://www.scotusblog.com/case-files/cases/students-for-fair-admissions-inc-v-president-fellows-of-harvard-college/.

11 Erin Gretzinger, Maggie Hicks, Christa Dutton, and Jasper Smith, “Tracking higher ed’s dismantling of DEI,” The Chronicle of Higher Education, March 21, 2025, See https://www.chronicle.com/article/tracking-higher-eds-dismantling-of-dei

12 Kansas Attorney General, “Kobach Leads AG Coalition urging Costco to crease its unlawful DEI practices,” Press Office of Kansas AG Kobach, January 27, 2025, See https://www.ag.ks.gov/Home/Components/News/News/146/1292

Prior guidance that supported race-based or diversity-focused employment programs is now being questioned. Companies operating under pre-SFFA legal advice must reevaluate their DEI policies to ensure compliance while considering whether these programs are effectively fostering inclusivity or unintentionally perpetuating bias.13

For example, in the year following George Floyd’s death, some statistics related to corporate hiring practices raised eyebrows about the methods employed under DEI initiatives. The S&P 100 added approximately 300,000 jobs, yet only 6% of these roles went to white applicants, even though white Americans constitute 76% of the U.S. population.14 These figures stand as prima facie evidence of potential racial discrimination, triggering legal risks for companies whose practices may run afoul of federal equity requirements.

According to legal experts, DEI programs perceived to make employment or contracting decisions based on race are increasingly vulnerable to legal challenges under Title VII of the Civil Rights Act of 1964.15 Corporate compliance lawyers have also issued stern warnings about the heightened risks associated with race- or gender-specific hiring quotas or incentives, especially when such measures appear tied to executive bonuses.

As the Proposal explains:

Corporations’ compliance lawyers now advise clients that “DEI initiatives and programs that are not open to all applicants or those that apply an explicit race- or gender-based focus will likely face continued and heightened scrutiny.” Also: “We also expect to see ongoing scrutiny of perceived hiring quotas and set-asides, particularly those that may appear to be incentivized by bonuses for management or company leadership.”16

Further, “companies, and their management teams and boards, should be prepared for increased employment-related litigation including litigation that seeks to hold executive officers and directors personally liable for purported breaches of their fiduciary duties in connection with the corporation’s DEI policies.”17

13 Lara A. Flath, David E. Schwartz, Amy Van Gelder, "Corporate DEI Policies Face Scrutiny Following SCOTUS Affirmative Action Decision,” September 2023, See https://www.skadden.com/insights/publications/2023/09/quarterly-insights/corporate-dei-polices-face-scrutiny

14 Bloomberg Analysts, "Black Lives Matter and Corporate Diversity Trends,” Bloomberg, 2023, See https://www.bloomberg.com/graphics/2023-black-lives-matter-equal-opportunity-corporate-diversity/

15 Luke Rosiak, “Bloomberg Flubs Data For Bombshell Report That Only 6% of New Corporate Hires Are White,” The Daily Wire, September 30, 2023, See https://www.dailywire.com/news/bloomberg-flubs-data-for-bombshell-report-that-only-6-of-new-corporate-hires-are-white

16 Lara A. Flath, David E. Schwartz and Amy Van Gelder. “The Supreme Court’s Affirmative Action Opinion Continues to Spawn Challenges to DEI Programs,” Skadden, Arps, Slate, Meagher & Flom LLP, Dec. 13, 2023. See https://www.skadden.com/insights/publications/2023/12/2024-insights/esg/the-supreme-courts-affirmative-action-opinion

17 Francesca L. Odell, Jennifer Kennedy Park, and Charity E. Lee. “How Boards Should Be Thinking about the Supreme Court’s SFFA Affirmative Action Decision,” Harvard Law School Forum on Corporate Governance, Feb. 14, 2024. See https://corpgov.law.harvard.edu/2024/02/14/how-boards-should-be-thinking-about-the-supreme-courts-sffa-affirmative-action-decision/

Also:

FTI Consulting advises there is a “heightened focus” on “litigation risk,” which “has transitioned from being merely an operational concern to becoming a strategic priority for the highest levels of corporate governance.”18

Furthermore, corporations may now face additional exposure to lawsuits alleging breaches of fiduciary duties by executives linked to their oversight or enforcement of DEI policies. The recent $28.3 million judgment against Starbucks, in a case involving allegations of discriminatory firing practices, offers a stark reminder of the financial and reputational risks involved.19

Rebutting the ‘substantially implemented’ fallacy from Coca-Cola

Coca-Cola ties a portion of its 10% Business Performance Factor for Named Executive Officers (NEOs) to achieving “inclusion-focused” goals through predefined DEI components. These components aim to promote racial and gender employment goals, such as aligning workforce demographics with U.S. Census data by 2030 and achieving 50% female leadership globally.[20] This approach creates significant litigation risk under Title VII of the Civil Rights Act and new challenges stemming from the Students for Fair Admissions v. Harvard Supreme Court ruling in 2023

Coca-Cola’s workforce goals aim to mirror U.S. Census demographics by 2030, with specific racial and ethnic targets (e.g., 13% Black, 18% Hispanic, and 6% Asian representation across all levels).21 While promoted as “aspirational,” such public commitments pressure hiring managers to fulfill quotas rather than focus on the most capable candidates regardless of immutable characteristics. Coca-Cola executives are further incentivized to achieve these quotas through compensation-linked DEI metrics, which conflict with anti-discrimination laws.

18 “De-risking Litigation Exposure: Conflict Management as an Integral Part of Business Administration,” FTI Consulting, Oct. 1, 2024. See https://www.fticonsulting.com/insights/articles/de-risking-litigation-exposure-conflict-management-integral-business-administration

19 Rebecca Rosenberg, "Starbucks Manager Shannon Phillips Wins $25 Million Lawsuit After Arguing She Was Fired for Being White," Fox Business, June 14, 2023, See https://www.foxbusiness.com/features/starbucks-manager-shannon-phillips-wins-25-million-lawsuit-fired-white-donte-robinson-rashon-nelson

20 The Coca-Cola Company, “Creating a culture of diversity, equity and inclusion,” See https://www.coca-colacompany.com/social/diversity-and-inclusion

21 The Coca-Cola Company, “Diversity, Equity, and Inclusion,” See https://www.coca-cola.com/hk/en/social/diversity-and-inclusion

Coca-Cola’s claim that it has “already address[ed]” the objectives of the Proposal are materially misleading, as the authorities at the Division of Corporation Finance within the Securities and Exchange Commission established in its ruling that the Company’s desire to omit the Proposal from its proxy statement is not supportable.22 “We are unable to concur in your view that the Company may exclude the Proposal under Rule 14a-8(i)(10),” the DCF staff stated. “In our view, the Company has not substantially implemented the Proposal.”

Even the Company’s public filings confirm the ongoing integration of inclusion-focused measures as part of its annual incentives program for executives, with no indication that it has considered eliminating them. These non-financial goals incorporate both qualitative and quantitative DEI metrics, accounted for within the 10% Business Performance Factor.

Further, the inclusion of demographic quotas in workforce targets places Coca-Cola at risk of regulatory scrutiny. The Company’s assertion that its DEI metrics align with established corporate standards fails to address the inherent contradictions between goal-based policies and the current legal climate.

Failure to provide clarity and transparency in shareholder communications regarding these programs may also constitute a violation of SEC disclosure requirements, particularly when the underlying practices expose shareholders to excessive risks.

How else is Coca-Cola misleading shareholders?

In the Proxy Statement on Page 59 the Company explains “How We Make Compensation Decisions,” and that it “has a long-standing shareowner outreach program and routinely interacts with shareowners on a number of matters, including executive compensation,” and then refers readers to an explanation about those practices on Page 35. Regarding shareholder engagement the Company states:

Our relationship with shareowners is an important part of our Company’s success. The Board and management believe they best execute their duties when they proactively listen to, seek to understand, and consider the opinions of our shareowners. We engage with our shareowners and the broader corporate governance community through a year-round engagement program, which is management-led and overseen by the Board. Our engagement program is designed to address questions and concerns, provide perspective on Company policies and practices, seek shareowner input and incorporate feedback, as appropriate.

Coca-Cola shareholders might think after reading these statements that the Company’s leaders – considering the executive compensation focus of the Proposal, and intense interest and controversy surrounding DEI in Corporate America – would have requested to discuss our concerns with us.

They would be wrong in such an assumption. In our Proposal submission to the Company, NLPC offered a broad three-week window for a potential teleconference, yet no meeting was

22 See https://www.sec.gov/files/corpfin/no-action/14a-8/nlpccoca31125-14a8.pdf.

requested by Coca-Cola representatives. This is in stark contrast to our experience with the Company’s No. 1 competitor, PepsiCo, where we withdrew a very similar proposal after discussions about our concerns.23

Conclusion

To address these risks and ensure Coca-Cola adopts governance strategies that align with shareholder interests, we propose the following measures:

1.Reconsider DEI-driven executive incentives: Reevaluate annual and long-term incentive programs to decouple them from demographic quotas or metrics tied to race, gender, or ethnicity.

2.Focus on transparency: Adopt publicly accessible standards demonstrating compliance with Title VII and other anti-discrimination laws.

3.Shift toward merit-based practices: Leverage hiring, promotion, and retention strategies that prioritize qualifications, skills, and expertise over demographic characteristics.

Shareholders want transparent, results-driven policies that prioritize financial returns and legal compliance. Continuing with DEI-linked incentives triggers unnecessary risks that jeopardize Coca-Cola’s financial integrity and public reputation.

Therefore, National Legal and Policy Center urges shareholders to vote FOR Item 7 (“Shareowner Proposal Regarding DEI Goals in Executive Pay”) on the 2025 Proxy Ballot for The Coca-Cola Company.

Photo credits:

Page 2 – James Quincey, World Economic Forum/Creative Commons

Page 3 – Black Lives Matter pro-Hamas attack meme/X.com

Page 5 – Coca-Cola can, Nic Taylor Photography/Creative Commons

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

23 “FOX BUSINESS: NLPC Withdraws Proposal as Pepsi Removes DEI from Exec Pay,” National Legal and Policy Center, Feb. 25, 2025. See https://nlpc.org/corporate-integrity-project/fox-business-nlpc-withdraws-proposal-as-pepsi-removes-dei-from-exec-pay/.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding The Coca-Cola Company – Item 7 – the “Shareowner Proposal Regarding DEI Goals in Executive Pay,” submitted by National Legal and Policy Center, please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.